FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01,545,826/0001-07
NIRE 35,300,147,952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on
March 4, 2008, prepared in summary form

1. Date, Time and Venue: March 4, 2008, at 2:00 pm, in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° andar.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1 Pursuant to Article 142, V, of Law 6,404/76 and Article 21 of the Company’s Bylaws, to recommend the approval, by the Company’s shareholders gathered in the Annual General Meeting, of (i) the documents related to the fiscal year ended December 31, 2007, as follows: the Management Report and Company’s Financial Statements, along with the Explanatory Notes and the Independent Auditor Report; (ii) the allocation of the entire amount of R$113,602,923.62 of the 2007 net profits, being (a) R$5,680,146.18 deducted for the legal reserve account; (b) R$26,980,694.36 for the payment of the minimum compulsory dividend; and (c) the balance, in the amount of R$80,942,083.08, to the statutory reserve, pursuant to Article 36, § 2º, (c) of the Company’s Bylaws.

4.2 Pursuant to item 4.1(ii)(b) above, to propose as a deliberation on the next Annual Meeting, the distribution of dividends, on the total amount of R$26,980,694.36, as payment of the mandatory dividend related to the fiscal year ended December 31, 2007, corresponding to R$0.2084 per share, excluded treasury shares, and debt to the net profits’ account. The members of the Board of Directors propose that such payments be made on April 29, 2008, based on the shareholding position of April 4, 2008 for Bovespa shareholders and April 9, 2008 for NYSE shareholders, with no monetary adjustments. The shares and ADRs will be negotiated ex-dividends as of April 7, 2008.

4.3 To approve the call notice for the Company’s Annual and Extraordinary General Meeting, to be held on April 4, 2007, at 9 a.m., to resolve on the matters described in the draft of the Call Notice attached hereto as Exhibit I, which is now approved by the members of the Board of Directors.

4.4. To approve, pursuant to Article 21, (t), of the Company’s bylaws, the opening of the following branches (i) located in the City of Porto Velho, State of Rondônia, at Av. Guanabara, 1542, Bairro Nossa Sra. das Graças, CEP 78900-000; and (ii) located in the City of Natal, State of Rio Grande do Norte, at Rua Coronel Luis Julio, 386, Bairro Lagoa Nova, CEP 59056-240.

4.5. To approve, taking into consideration the limit of the authorized capital and due to the exercise of the options attached to the Call Option Agreements executed by the Company with certain participants between April 2000 and February 2006, the issuance, for private subscription, of 10,800 common shares, at the issue price in total amount of R$ 124,601.85. As a consequence of the subscription of all the issued shares, the capital stock of the Company shall be R$ 1,221,971,027.16, divided into 132,587,893 common book-entry shares, with no par value.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed.

São Paulo, March 4, 2008.

[Signatures]

EXHIBIT I

GAFISA S.A.
CNPJ/MF No. 01,545,826/0001-07
NIRE 35,300,147,952

Publicly-Held Company

ANNUAL AND EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The Shareholders of GAFISA S.A. (the “Company”) are hereby invited to gather, on April 4, 2008, at 9:00 a.m., at a first call, at the Company’s headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° andar, at the Annual and Extraordinary General Meeting, to be held jointly, to resolve on the following AGENDA:

(a)	At ANNUAL GENERAL MEETING:

(i)	to receive the management accounts, examine, discuss and vote the financial statements regarding the fiscal year ended December 31, 2007;

(ii)	to resolve on the destination of the net profits of the fiscal year of 2007;

(iii)
to confirm the amounts paid as global compensation to the Company’s management in fiscal year of 2007 and to fix the global monthly compensation to be paid to the Company’s management in fiscal year of 2008; and

(iv)	to elect the members of the Company’s Board of Directors, due to the termination of the term of office of the current members of the Board of Directors.

(b)	At EXTRAORDINARY GENERAL MEETING:

(i)	to amend Article 2 of the Company’s Bylaws, to include the possibility of delegation, to the Chief Executive Officer, of the powers to open, transfer and close Company’s branches;

(ii)
to amend Article 5 of the Company’s Bylaws, to reflect the increase of corporate capital pursuant to the issuance of new shares, approved by the Board of Directors within the limit of the authorized capital, in the form of Article 6 of the Company’s Bylaws;

(iii)
to amend Article 21, (d), of the Company’s Bylaws, to exclude of the attributions of the Board of Directors the election, dismissing and fixation of attributions of the managers (gerentes) of the Company;

(iv)	to amend Article 21, (r), and to exclude Article 21, (s), of the Company’s Bylaws, to clarify the dispositions for the execution of agreements and rendering of guaranties by the Company; and

(v)
pursuant to the deliberations described in items (b)(i) to (iv) hereinabove, to approve the new wording of Articles 2, 5 and 21, (d) and (r) (with the amendment of the numeration of sub-items of Article 21) of the Company’s bylaws and approve its consolidation.

General Information:

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The Company informs its shareholders that the following documents will be published on March 5, 2008 at “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the Management Report related to the fiscal year ended December 31, 2007; (ii) the Company’s Financial Statements related to the fiscal year ended December 31, 2007; and (iii) the Independent Auditor Report.

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The Company requests that the proxies for the representation of the shareholders at the General Meetings referred to in this call notice shall be deposited, at the Company’s headquarters, Legal Department, up to three (3) business days prior to the meeting.

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Shareholders participating in the Registered Share Deposit with the São Paulo Stock Exchange (“Custódia Fungível de Ações Nominativas da Bolsa de Valores de São Paulo - BOVESPA”) and willing to attend this meeting shall submit a statement of their respective equity holding, issued by the appropriate authority, up to forty-eight (48) hours prior to the meeting.

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Pursuant to CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the Company informs that the minimum percentage of the voting capital for the request of multiple vote (voto múltiplo) is 5%.

São Paulo, March 4, 2008.

Gary Robert Garrabrant
Chairman of the Board of Directors